As filed with the U.S. Securities and Exchange Commission on October 31, 2022

Registration No. 333-221860

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

iClick Interactive Asia Group Limited

(Exact name of issuer of deposited securities as specified in its charter)

___________________

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

Telephone (212) 947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of Class A Ordinary Shares of iClick Interactive Asia Group Limited	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 (File No. 333-221860, filed on December 1, 2017), which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one American Depositary Share	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a) Statement that iClick Interactive Asia Group Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement among iClick Interactive Asia Group Limited, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (File No. 333-221860, filed on December 1, 2017) and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement on Form F-6 (File No. 333-221860, filed on December 1, 2017) and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney for certain officers and directors of the Registrant. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 31, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Lisa M. Hayes
Name:	Lisa M. Hayes
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act of 1933”), iClick Interactive Asia Group Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on October 31, 2022.

iCLICK INTERACTIVE ASIA GROUP LIMITED
By:	/s/ David Zhang
Name:	David Zhang
Title:	Chief Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jian Tang and David Zhang, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jian Tang Jian Tang	Chief Executive Officer and Chairman of the Board	October 31, 2022

/s/ David Zhang David Zhang	Chief Financial Officer and Director	October 31, 2022

/s/ Wing Hong Sammy Hsieh Wing Hong Sammy Hsieh	Director	October 31, 2022

/s/ Dylan Huang Dylan Huang	Director	October 28, 2022

/s/ Lub Bun Chong Lub Bun Chong	Director	October 31, 2022

/s/ Matthew Chu Pong Fong Matthew Chu Pong Fong	Director	October 31, 2022

/s/ Philip Kan Philip Kan	Director	October 31, 2022

SIGNATURE OF U.S. AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this Post-Effective Amendment to Registration Statement on Form F-6 in New York, on the 31st day of October, 2022.

AUTHORIZED U.S. REPRESENTATIVE Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment No. 1 to Deposit Agreement among iClick Interactive Asia Group Limited, JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the form of American Depositary Receipt attached as Exhibit A thereto.

(e)	Rule 466 Certification.